February 7, 2022

CORRESPONDENCE VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

Office of Trade & Services

100 F Street, N.E.

Washington, D.C. 20549

Attention: Suying Li; Angela Lumly

Re: JOANN Inc.

Form 10-K for Fiscal Year Ended January 30, 2021

Filed April 1, 2021,

Form 10-Q for Fiscal Quarter Ended October 30, 2021

Filed December 3, 2021

Item 2.02 Form 8-K Dated December 2, 2021

File No. 001-40204

Ladies and Gentlemen:

On behalf of JOANN Inc., a Delaware corporation (the “Company,” “we,” “us,” or “our”), set forth below is the Company’s response to the comment of the staff (the “Staff”) of the Securities and Exchange Commission communicated in its letter addressed to the Company, dated January 27, 2022.

For ease of reference, the Staff’s comment is reproduced below in italics and is followed by the Company’s response. Capitalized terms used in this letter but not otherwise defined herein shall have the meaning ascribed to such term in the Company filing referenced.

Form 10-Q for Fiscal Quarter Ended October 30, 2021

Item 2. Management's Discussion and Analysis of Financial Condition and Results of Operations Non-GAAP Financial Measures

Adjusted EBITDA, page 16

1. Please tell us why you believe the adjustment for excess import freight costs to arrive at adjusted EBITDA is appropriate when considering Question 100.01 of the Compliance and Disclosure Interpretations on Non-GAAP Financial Measures. This comment also applies to the non-GAAP financial measure disclosure in your Item 2.02 Form 8-K dated December 2, 2021.

Response:

The Company acknowledges the Staff’s comment and respectfully advises that it has considered the guidance set forth in Question 100.01 of the Compliance and Disclosure Interpretation on Non-GAAP Financial Measures. For the reasons set forth below, the Company believes that the adjustment for excess import freight costs to arrive at Adjusted EBITDA is not misleading.

As disclosed in the Company’s Form 10-Q for the fiscal quarter ended October 30, 2021, the Company presents Adjusted EBITDA because it believes that Adjusted EBITDA assists investors and analysts in comparing our operating performance across reporting periods on a consistent basis by excluding items that we do not believe are indicative of our core operating performance. Management believes Adjusted EBITDA is helpful in highlighting trends in our core operating performance compared to other measures. The Company believes that the excess import freight costs experienced during the last two quarters of our fiscal year ended January 29, 2022, and that are anticipated to continue to occur over the next calendar year, are not indicative of the Company’s normal ongoing cost structure. The Company further believes that these are a) directly attributable to the COVID-19 pandemic, b) not expected to recur once the COVID-19 pandemic has subsided and operations return to normal and c) clearly separable from the costs incurred under normal operating conditions. The Company further believes that excluding these costs as part of its presentation of Adjusted EBITDA better enables management, investors, analysts, lenders and other market participants to evaluate the Company’s core business performance and to more meaningfully compare the Company’s costs on a normalized run-rate basis.

The economic and other factors driving the Company’s excess import freight costs result directly from the COVID-19 pandemic, and the Company has established a precedent of adjusting for certain COVID-19 related costs to arrive at Adjusted EBITDA.

As described below, the excess import freight costs that the Company is excluding in arriving at Adjusted EBITDA are driven by an imbalance of ocean freight capacity and related demand, as well as port congestion and other supply chain disruptions. These conditions flow directly from surging market demand for shipping capacity as economies begin to recover from the COVID-19 pandemic, as well as necessary actions taken by government and industry leaders in response to the COVID-19 pandemic. The Company’s presentation of Adjusted EBITDA has consistently accounted for unusual costs related to the COVID-19 pandemic since early in our fiscal year ended January 30, 2021. We are now isolating these excess import freight costs within our presentation of Adjusted EBITDA to provide additional transparency as to the nature and expected duration of this specific challenge. We will clarify in future presentations of Adjusted EBITDA that include an adjustment for excess freight costs that these costs are related to the COVID-19 pandemic.

The excess import freight costs being excluded from Adjusted EBITDA are well above contractual and normative levels.

Similar to many entities that import products or raw materials from overseas, the Company enters into contracts with ocean carriers for 70% - 80% of expected volume and obtains capacity for the balance of its needs in the brokered or spot market, typically at a premium of 10% – 15% above its contract rates. We have a standard amount used for our product costing that reflects those parameters. A review of our ocean freight costs over the past 10 years has demonstrated a consistent ability to procure 75% or more of our needs under contract rates, and when we have leveraged capacity in the spot market, average premium paid has been well below 20% of our then current contract cost per container. The excess import freight costs that we are adjusting for are substantially above that standard cost model for three reasons:

1.
Ocean freight rates in the brokered markets are running substantially above the typical 10% - 15% premium to contract rates. Over the past nine months, these brokered rates have averaged over three times our contract rates and have run as high as five times those rates, or ten times what we have historically paid. This is a cumulative effect of a severe shortfall in capacity on ocean vessels relative to demand caused by lingering impacts of the COVID 19 pandemic and pent up demand as economies re-open.

2.
Contracted capacities entered into with shippers are not being honored by the ocean carriers. Ocean freight handled at our contract rates was less than half of what was provided for in our agreements with the ocean carriers we do business with, pushing most of our needs onto the excessively expensive brokered market. As further explained below, our carriers have historically honored capacity requirements in our agreements with them but have ceased to do so in the current strained environment caused by the COVID-19 pandemic.
3.
We are incurring other incremental and unusual logistics costs related to the COVID-19 pandemic. In addition to unprecedented increases in rates paid to ocean carriers, the Company is incurring additional handling and transportation costs, as well as direct fees driven by delays at U.S. ports. The Company believes that these costs and fees are a direct result of labor shortages throughout the supply chain resulting from the COVID-19 pandemic, as well as decisions by federal, state and local government leaders regarding U.S. ports in response to the COVID-19 pandemic. These costs and fees have not been incurred by the Company in the past, and the Company is confident that it will not incur them once the ports are operating normally.

The Company has a structured and consistent method of calculating the amount of excess import freight costs being excluded from Adjusted EBITDA.

The Company employs a standard cost for ocean freight to determine total product costs, not only for accounting purposes in accordance with GAAP, but also for operational decisions such as the establishment of our retail prices charged to customers. That standard cost is historically based on our then-current contract costs, plus a premium for expected use of broker or spot market freight to accommodate our peak period capacity needs.

Our current contract rates that serve as the basis of our current standard costs were negotiated in May 2021. As a result, our ocean freight contract rates that we use for our standard costs are quite current and already reflect an increase of nearly 75% to what we have consistently paid over the past ten years. We then apply a 15% premium to that contract rate for the portion of our demand that is normally obtained on the spot market to arrive at our current standard costs for ocean freight. These already elevated increases to our historical standard costs are not included as part of the excess import freight costs excluded from Adjusted EBITDA as they are contractual costs.

The excess ocean freight costs we are excluding from Adjusted EBITDA are calculated by subtracting this now elevated standard cost from actual ocean freight costs incurred, which also include additional handling and transportation costs as well as direct fees assessed due to congestion at the U.S. ports. Again, these additional costs are treated as one time in nature as we have not had to pay them in the past and do not expect to incur them once congestion at the ports alleviates.

The Company is confident that conditions driving the excess import freight costs we are excluding from Adjusted EBITDA are not expected to recur once the COVID-19 pandemic has subsided and operations return to normal:

The excess import freight costs are being driven by a severe shortage in ocean shipping capacity relative to demand coming out of the COVID-19 pandemic, worsened further by current extreme congestion at U.S ports. In determining that these factors are transitory in nature, we have relied on guidance from the Departments of Transportation and Treasury, other officials in the President’s administration, and various industry experts. This includes Transportation Secretary Buttigieg’s

December 2021 public announcement of over $241 million in grants for America’s ports to strengthen the supply chain and help address inflationary pressures.

Based on such guidance and the Company’s internal estimates, we anticipate the excess import freight costs that we are experiencing will peak in our fiscal quarter ended January 29, 2022, and will no longer impact the cost of our inventory receipts after the end of calendar year 2022. Accordingly, we expect that the exclusion of excess import freight costs from our Adjusted EBITDA will decline and then cease all together as those inventory receipts are sold.

Importantly for investors and other Company stakeholders, our approach to retail pricing is aligned with the fact that these excess import freight costs are transitory in nature. For example, while we have begun to consider pricing action related to other direct inflationary pressures on our product costs, we have not increased and do not expect to increase retail ticket prices to offset these transitory supply chain issues. Accordingly, our exclusion of excess import freight costs from Adjusted EBITDA is consistent with the view that such costs are transitory and is consistent with how our management views the Company’s core operating performance on a period to period basis.

The Company takes a deliberative and thoughtful approach to determining whether costs are excessive and one time in nature:

The Company has had other recent experience with material incremental costs being levied on our business, and we consider on a case-by-case basis whether such costs are transitory in nature and should be excluded from Adjusted EBITDA. Most notably, the Section 301 tariffs introduced in September 2018 and later increased and expanded in 2019 initially added approximately $90 million to the Company’s cost structure and continue to have an approximate $40 million annual impact. As we do not have sufficient confidence that assessment of these tariffs is temporary, their impact is included in our presentation of Adjusted EBITDA.

Any questions or comments with respect to this response may be communicated to the undersigned at 330-463-3478 or by email matt.susz@joann.com.

Sincerely,

/s/ Matthew B. Susz

Matthew B. Susz
Senior Vice President and Chief Financial Officer,
JOANN Inc.

cc: (via e-mail)

Wade Miquelon, President and Chief Executive Officer, JOANN Inc.

Ann Aber, Senior Vice President, General Counsel and Secretary, JOANN Inc.